UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026 (Report No. 3)

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On February 23, 2026, Nasus Pharma Ltd. (the “Company”) made available an updated corporate presentation on its website. A copy of the corporate presentation is attached hereto as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The information contained in the corporate presentation does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Corporate Presentation, dated February 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: February 23, 2026	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer